

October 9, 2014

<u>Via E-mail</u>
Donald M. MacIntyre
Chief Executive Officer
Renewable Energy and Power, Inc.
3395 W. Cheyenne Ave. #111
North Las Vegas, NV 89032

      Re: Renewable Energy and Power, Inc.
              Registration Statement on Form 10-12(G)
              Filed July 2, 2014
              File No. 000-55237

Dear Mr. MacIntyre:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Celeste M. Murphy for

              Larry Spirgel
              Assistant Director